GUZOV OFSINK, LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

December 5, 2008

BY EDGAR

Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc.
Amendment No. 5 to Registration Statement on Form S-1 filed November 6, 1, 2008; File No. 333-150233
Amendment No. 1 to Annual Report on Form 10-KSB for the Fiscal Year
Ended December 31, 2007 filed November 6, 2008; File No. 0-12561

Dear Ms. Hardy:

Reference is made to your comment letter, dated November 14, 2008, to our client, China Solar & Clean Energy Solutions. Inc. (the “Company”), relating to the subject registration statement and Annual Report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.	Please update the financial statements and corresponding financial information included to comply with Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements and corresponding financial information to comply with Rule 8-08 of Regulation S-X.

Pro Forma Financial Information

2. We note your response to prior comment 3. Please provide us with a comprehensive explanation as to why the weighted average ordinary shares outstanding for purposes of calculating diluted earnings per shares is different than the amount included in your response to comment 7 of your letter dated October 1, 2008. You should clearly explain each difference.

Response: We have revised note B of the pro forma financial statements to present the revised pro forma basic and diluted EPS calculation for the year ended December 31, 2007, to agree with our response to comment 7 of our letter dated October 1, 2008.

3. It is not clear why the historical amounts included in note B are not the same as those reported on your restated statement of operations for the year ended December 31, 2007. Please revise as necessary.

Response: We have revised the historical amounts included in note B such that they are now consistent with those reported on our restated statement of operations for the year ended December 31, 2007.

4. We note your response to prior comment 4. It remains unclear how the impact of the 2008 Private Placement is reflected in your determination of pro forma basic and diluted earnings per share for the six months ended June 30, 2008. Please clearly disclose in your notes to the pro forma financial information.

Response: We have revised our notes to the pro forma financial information to clearly show the impact of the 2008 Private Placement in our determination of pro forma basic and diluted earnings per share for the nine months ended September 30, 2008.

5. Please provide a reconciliation between your historical and pro forma weighted average shares outstanding for purposes of calculating basic earnings per share for the six months ended June 30, 2008. Specifically, please clearly disclose the difference between the 9,894,520 and 11,338,058 share amounts.

Response: We have revised Note D of the pro forma financial information to provide a reconciliation between our historical and pro forma weighted average shares outstanding for purposes of calculating basic earnings per share for the nine months ended September 30, 2008.

FORM 10-KSB/A#1 FOR THE YEAR ENDED DECEMBER 31, 2007
General

Item 8AT. Controls and Procedures, page 32

6. In the Form 8-K filed on November 6, 2008, you state that on October 27, 2008 the Audit Committee received a letter from Cordovano and Honeck LLP advising the committee of the material weakness related to the calculation of diluted net income per share. We remind you that Item 308T(a)(3) of Regulation S-B states that management is not permitted to conclude that internal controls over financial reporting are effective if there are one or more material weaknesses. Please advise or revise as necessary in an amendment to your Form 10-KSB.

Response: We have revised this disclosure in an amendment to our Form 10-KSB. We are also amending our 10-Q for the quarter ended September 30, 2008 to amend Item 4T “Controls and Procedures.”

Report of Independent Registered Public Accounting Firm, page F-3

7.  The report included in your Form S-1/A#5 on page F-20 indicates that the report is dual dated for Note 2 as well as Notes 11 and 17. The report included in the Form 10-KSB/A#1 is only dual dated for Notes 11 and 17. It is not clear why the report dates in the Form 10-KSB would not be consistent with the report dates in the Form S-1. Please arrange with your auditor to revise as necessary.

Response: Our auditors have revised their report included in the Form 10KSB/A#2 to dual date for Note 2 to be consistent with the report dates in the Form S-1. We have also revised Note 2 of the financial statements to be included in the Form 10KSB/A#2 to be consistent with Note 2 of the financial statements with Form S-1/A#6.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink